Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

Investor Presentation Transcript

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Mark Roberts, Managing Director, Blueshirt Capital Advisors: Good morning ladies and gentlemen and welcome to ACE Convergence Acquisition Corp. and Tempo Automation’s Investor Call regarding their recently announced business combination. We appreciate everyone’s time, and I would note that management will not be taking questions following the presentation.

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Before I turn it over to management, I would like to remind everyone of certain cautionary language that governs today’s presentation.

Specifically, the information discussed today is qualified in its entirety by the Current Report on Form 8-K that was filed on October 14, 2021 by ACE Convergence Acquisition Corp. and may be accessed on the SEC's website, including the exhibits thereto.

There is an investor presentation included as an exhibit to that Current Report that will be helpful to reference in conjunction with today's discussion. Please review the disclaimers included therein and refer to that as the guide for today's call.

Certain statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast.

These risks, uncertainties, and other factors include those set forth in the investor presentation included as an exhibit to the Current Report and the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in ACE Convergence Acquisition Corp.’s SEC filings. All cautionary statements that we make during this presentation are applicable to any forward-looking statements we make whenever they appear.

You should carefully consider the risks, uncertainties and other factors discussed in ACE Convergence Acquisition Corp.’s SEC filings. You should not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

With that let me turn it over to Behrooz Abdi, Chairman and CEO of ACE Convergence Acquisition Corp., who will start the presentation.

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Behrooz Abdi, Chairman and CEO, ACE Convergence Acquisition Corp.: Hello everyone.

My name is Behrooz Abdi, Chairman and CEO of ACE Convergence Acquisition Corp. We're excited to be here today to present a potential business combination between ACE and Tempo, a software accelerated electronics manufacturer with excellent financial metrics. I'm joined by company executives, Joy Weiss, President and Chief Executive Officer of Tempo Automation, Jeff Kowalski, Chief Product Officer of Tempo Automation, and Ryan Benton, Chief Financial Officer of Tempo Automation.

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Now, let me share a bit of background on ACE.

We launched ACE with a focus on the Enterprise and Industrial IT sector, targeting high growth companies who are benefitting from the confluence of cloud, AI and 5G. In general, peer companies in our mandated sub-sector have been driving consistent stock outperformance within the technology sector and the broader market.

We have assembled a sector specialist team whose experience spans across semiconductor, systems and software, with a demonstrated track record of scaling complex technology organizations and making transformative value creation decisions.

Denis Tse and I are the key executives on the team.

I’ve been in the semiconductor industry for 35 years and have scaled and run private and public companies, and Denis is our private equity partner with a strong background in technology investments. You can also see that our board is mostly made up of technology operators and domain experts in semiconductors, electronic systems, and software.

In summary, we believe that we have a team capable of finding, and merging with, a compelling technology target that is ready to become a publicly traded company with great potential for shareholder value creation.

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As we launched our SPAC, we were looking for a company that is either a category leader, or has scarcity value, with a disruptive technology, and one that is customer-validated by strong design-win funnel or financial growth.

We believe that Tempo meets these criteria, and presents a truly differentiated investment opportunity. We are excited to partner with them in this potential business combination on their journey to becoming a publicly traded company.

Tempo’s smart manufacturing platform is transforming new product development in printed circuit boards. Their all-digital automation platform, with AI that learns from every manufacturing order, coupled with a capital-light, vertically-integrated manufacturing platform, accelerates customers’ time to market, while generating data that can in turn improve customer experience by predicting potential performance or supply chain issues in manufacturing.

We believe this virtuous cycle of learning and improving through AI is truly a game changer in this sector, with potential for accretive growth.

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Tempo operates within a large and fragmented market. We believe their unique platform enables the company to consolidate and scale vertically, and accelerate the building up of manufacturing data. In fact, Tempo has already started on this path, announcing that they have executed definitive agreements to acquire Compass AC Holdings, Inc., the parent company of Advanced Circuits, and Whizz Systems, Inc., with the acquisitions expected to occur immediately following the combination with ACE.

As a result, post-close, the company is expected to have a margin profile of 12% EBITDA, growing to an expected 20% in 2022 at roughly $178 million of revenue, which in our analysis, justifies a $936 million pro forma enterprise value.

In terms of the potential transaction, we're proposing a business combination through a reverse triangular merger. To support this transaction, in addition to the cash in trust, we are also raising $161 million through private placements of equity and convertible debt securities, and a senior credit facility. In addition to a substantial commitment from ACE Equity Partners, an affiliate of our sponsor, we have participation from top institutional investors Point72 Ventures Investments, Firsthand Funds, and Lux Ventures; as well as technology lenders Structural Capital and SQN Venture Partners. We believe that these expected proceeds, plus our $230 million in trust, should deliver sufficient capital to consummate Tempo’s announced acquisitions and enable it to pursue additional organic and strategic growth projects.

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Finally, Tempo is expecting to close the business combination with ACE in the first quarter of 2022, subject to receiving shareholder and regulatory approvals.

With that, I'm pleased to turn it over to Joy, President and Chief Executive Officer of Tempo, for the next portion of the presentation.

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Joy Weiss, President and Chief Executive Officer, Tempo Automation: Thanks, Behrooz.

I’m excited to tell you the Tempo story today. By way of background, I’ve also led several semiconductor companies, and the last of those was acquired by what is now Analog Devices. As a start-up leader, our new product delivery schedule meant everything. When I found out that my engineers would bake in an extra manufacturing cycle into the prototyping phase for our new products because they couldn’t trust vendors to deliver a quality product on-time, it drove me crazy.

Enter Tempo. My relationship with Tempo dates back to the company’s founding - I was one of the first angel investors in the company, because the founders described their vision for making hardware development as agile as software development. In fact, I asked my lead engineer at the time to sit in on the diligence, and by the end of the meeting it was clear that if Tempo built it, we would buy it. I joined the board in 2016 and became CEO in late 2019. I am here as a CEO who brings a strong customer sensibility to the job: I wanted this product to exist, and now here we are.

It turns out that making prototype and on-demand production electronics is a massive market that has existed under the radar, with a current estimated total addressable market of $290 billion. To serve this market, Tempo has built a 21st century cloud software platform to transform the customer experience, automate error-prone manual processes and bring artificial intelligence to bear on improving electronics prototyping and on-demand production. All of this is in service of helping our customers be more innovative, more rapidly than ever before.

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The opportunity we present to you today combines our innovation with the large customer base and expert capabilities of two industry stalwarts, Advanced Circuits and Whizz Systems. These potential combinations, expected to close immediately following the consummation of the business combination with ACE, are expected to create a profitable technology-centric leader on day one of our life as a public company. We expect to have pro forma revenue of approximately $146 million in 2021, and be profitable. As a result of these combinations, and especially because of Tempo's technology, we see ourselves growing organically to over $300 million of expected revenue by 2025. And, although we haven't included it in any of our pro forma numbers, given the estimated size of the market, we believe additional acquisition opportunities will present themselves and, if we are able to successfully execute, could result in up to an additional $500 million of inorganic sales opportunity over the same time period

Our goal at Tempo is to help companies get their electronic products to market as quickly as possible. We work with many of them from concept to production, and often become their production partner if their volumes are low (say under 1000 units or so). The form of the product is a printed circuit board assembly or PCBA - if you’ve ever broken a product that has electronics in it and have seen the guts of it, that rigid board with components on it is what we’re talking about. Our goal is to deliver production quality -- even for the very first item off the production line -- with the quickest turnaround possible.

We do that with software and AI. At the core of our innovation is the Tempo platform, which combines 3 basic planks:

●	First, we have created a customer facing portal that brings e-commerce-like capabilities to our interactions with our customers, with seamless web-based quoting, order tracking, supply chain visibility and other basics;
●	Second, we use our software to connect the customer data to the factory. It then mines the manufacturability data from each step of the manufacturing process. This can be likened to what many traffic apps do with driver data - the conditions of every road are updated with every mile driven - and every driver - in a way that allows you to avoid the trouble spots. We’re doing something similar for manufacturing, anticipating the design and manufacturing challenges for designs we may have not seen before by analyzing the ones we‘ve already built;
●	Finally, we plan to network our pro forma six factories to ensure that what is learned in one factory is shared with the rest.

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These are the basic underpinnings of our differentiation, and Jeff Kowalski, our Chief Product Officer, will describe this in much more detail.

I couldn’t be more proud to introduce my team. In addition to Ryan and Jeff, Bill Schmitt, our CRO, is a repeat CRO and industrial enthusiast who joined us last October. Ralph Richart is a career printed circuit board fabrication executive and his domain knowledge as our CTO is invaluable. In fact, Ralph was an executive at Advanced Circuits for a few years after they acquired his company, Coastal Circuits, before he joined us at Tempo in 2019. Mattias Cedergren is the most recent addition to our executive team, and he joins us with a wealth of manufacturing knowledge from his many years at Flex. And Dawn Sprague, our Vice President of People, has managed large multi-site organizations throughout her career. Each of us has been on one side or the other of M&A transactions.

Our current board includes representatives from Point72 and Lux, Jeff McAlvay, the founding CEO of Tempo, and Jackie Schneider, who joined us earlier this year after a career that includes leading the sales efforts for Proto Labs during their high growth years and through their IPO. And I am delighted that Behrooz Abdi is expected to join our board after the transaction closes.

This management team has a track record of building successful technology businesses and in executing M&A strategies, and we believe we are well-positioned to lead the company in the journey ahead.

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Let’s dive into the customer journey from product concept to production. As an illustration, a medical device customer was working with us on three printed circuit boards that would eventually be incorporated into a finished product.

The horizontal axis is a timeline, showing successive iterations and orders to Tempo as the customer’s product progressed from early design to increased manufacturability. Typically, our customers order tens of units in the early phases, and more as they progress towards manufacturability. In cases where they plan to manufacture in higher volumes, we hand off to another manufacturer who specializes in high volume production. But, for customers that only ever make hundreds of something or low thousands of a product, they may continue to send their business our way.

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The important takeaway is that whether it’s a mobile phone, a satellite, a fighter jet or a toaster oven, a similar process of iteration occurs. The average number of iterations is 14, so you can imagine that the elapsed timeline can be many months or quarters. Our goal is to minimize the number of iterations by identifying issues as early as possible in the design cycle and ensuring that every order along the way is on-time and of the highest quality.

So what’s so special about this process and what are the implications for manufacturers who serve this market? Let’s examine that in the context of the market.

There is close to an estimated $2 trillion of electronics manufacturing done every year. If you are under the impression that most of that is done in Asia, you are right. However, the lion's share of domestic production is prototype and on-demand, much like the example we just shared, and we estimate that it represents an estimated $290 billion of business. That is where Tempo is squarely aimed.

One of the questions I am often asked is why that demand is not served by the large incumbents in electronics manufacturing. First and foremost, the challenges of high-mix prototype and on-demand manufacturing are fundamentally different from those of volume manufacturing. To use a construction analogy, think of what it takes to build a subdivision of homes that have a few basic models and a handful of finishes the buyer chooses from - sourcing is planful, the crew builds the same basic thing many times, and chances are the third house they build is of higher quality than the first one they built because of what they learned from the first two. That’s akin to the volume manufacturing paradigm. Now contrast that with the world we live in at Tempo - it's like building a full-custom home on a moment's notice.

Here’s an overview of who serves this market today. The bulk of the outsourced portion of the domestic prototype and on-demand production is served by more than 1,100 companies, many of which are owner-operated shops. They planted themselves proximate to a tech center and grew with the companies around them. Literally, engineers would drive to their manufacturer to pick up their prototypes to shave hours off of delivery times in the days before couriers were ubiquitous. However, these are manufacturing artisans, and they are staffed by expert resources who are aging out of the workforce faster than their knowledge can be transferred to the next generation of hires. Anecdotally, many of these vendors have complained that their biggest challenge, bar none, is hiring to replenish their most skilled workers. Also, these small companies struggle to invest in new equipment or technology innovation, and that, in part, is what creates such a tremendous opportunity for Tempo.

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Not only does the state of the market cry for a solution like the one we are building, but it also lends itself to Tempo continuing to augment its organic growth with further acquisitions.

Here’s an overview of some of the vertical market segments and our customers. We serve some of the fastest growing and most demanding innovators in the industry. From space to semiconductor and beyond, electronics and software are at the forefront of new products. We are proud to have many of the top 5 companies in these sectors on our customer list. We’re not limited to these sectors though: anyone who makes electronics is a potential Tempo customer. We’ve shown a few customer logos here, but we have many more notable customers in every fast growing segment.

●	Within the space segment, there are a lot of boards that Tempo built that are circling the earth these days. We also have some in the Mars Rover.
●	Within the semiconductor segment, we see tremendous opportunities for growth, especially with onshoring tailwinds and infrastructure focus in the semiconductor sector. This is another reason why our potential matchup with the ACE team, with their strong semiconductor business experience, is so compelling.
●	Within the aviation and defense segment, I would note that Lockheed Martin is not only a flagship customer but they also invested in Tempo’s series C round.
●	The medical and industrial verticals are also filled with the “who’s who” in their respective industries.

Let’s look at why.

If you happen to be a hardware engineer, or if you know an electrical engineer well enough to ask them about this, you’ll hear a tired refrain: their favorite vendor on any given day is typically whoever screwed up the least the prior day. Unfortunately, there are very few superlatives in this industry. While we’re proud of the accolades from our customers, it’s pretty telling of the state of the industry that delivering a product (1) on-time and (2) with quality, “floors” our customers. It shouldn’t have to be that way.

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The way we’ve achieved a breakthrough in speed and quality is through software that automates manual processes, learns about manufacturability from every order, and feeds that back to the customer. We’re striving to eliminate manual error and automate error-prone processes through a secure cloud-based interface for the customer, and, to our knowledge, we are the only company approaching the problem in this manner.

GE Healthcare is a perfect example of why there’s such a need for speed and quality. We helped them compress their lead time from five weeks to five days. This time that is returned to engineers is invaluable: it can be used to experiment more and further perfect a product, or to simply save time on a race to market. In either case, Tempo is setting a new standard in the market, and our customers really benefit from it.

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The punchline for our customers is “speed with quality.” We are transforming the hardware development journey into something that looks a lot more like software development in terms of agility and time to market. Jeff Kowalski is now going to give you a look under the hood of how we do this.

Jeff Kowalski, Chief Product Officer, Tempo Automation: I come to Tempo after nearly 25 years at Autodesk, creating tools for design automation. The last 12 of which, I served as Autodesk's Chief Technology Officer. What I find most striking about this market is how untouched it has been for decades. So many other industries - manufacturing, construction, entertainment, and services have all seen tremendous benefits from digitization, and yet the development of technology for NPI electronics assembly has been curiously slow.

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Joy hinted at the poor standard of performance in this industry that has led to disappointment and delay.

The challenge is pretty obviously the whole manual process. The data comes in un-normalized, there's no platform underpinning it, and success relies on the expertise of seasoned employees to bridge workflow gaps with heroics.

Think phone calls, lots of emails, and spreadsheets. FTP sites and tools reminiscent of dial-up internet in the age of AI.

So, naturally, there's an opportunity for errors to creep in, go unnoticed, and slip downstream.

At Tempo, we've taken direct aim at this opportunity, with a comprehensive platform that makes electronics manufacturing straightforward - visible and predictable.

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Our method is founded on a fully digitized platform, linking a continuous thread that connects the journey from inception through production.

It engages as soon as a customer interacts with our portal. The process of careful tracking and connecting begins right then.

●	(a) Upload

○	Our customer uploads their design files to our secure portal. Their data is warehoused in an ITAR-compliant GovCloud for maximum security.

○	So, we can handle projects spanning the most sensitive defense work down to a hobbyist job.

●	(b) BOM

○	Now here's the cool part: as soon as the files are uploaded, our platform uses our patent-protected algorithms to analyze and extract the meaning or the intent of the design.

○	It's sort of like re-creating a 3D view of a house from just the blueprints. The platform is understanding what the designer "meant to say" in those flattened diagrams.

○	Any inconsistencies in the data are flagged right here - let's say a part is called for in the design, but not mentioned in the parts list, or we determine a part cannot be sourced. Early resolution - right here - is what allows both Tempo and our customer to proceed confidently.

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●	(c) Quote

○	Having assessed the complexity and details of the design, the platform determines the cost of the components and assembly, and provides the quote back to the customer for review.

●	(d) Order

○	At that time, the customer can place the order. That's the front-end interaction: transparent, flags errors, and builds confidence.

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Once the customer order is received, the platform engages again, handling the logistics of getting ready for assembly.

●	(a) Analysis

○	First, we use design-for-manufacturing analysis to look ahead for any issues that might hold up progress later.

○	In that leftmost screenshot, we're flagging an issue: a part the customer requested from a particular vendor has missing dimensions. The supplier doesn't have an up-to-date data sheet.

○	Now, we'll certainly need those dimensions in the assembly steps later, so we resolve the issue with the customer asynchronously, and keep processing the rest of the order in parallel.

●	(b) Procurement

○	Next, we place orders electronically using direct interfaces with our suppliers, and record tracking numbers for reference.

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●	(c) Programming

○	Then, as parts are received, they're checked into the job, and the programs for the machines in the factory are created.

Now everything is ready to go for production.

●	(a) Assembly

○	Our automated assembly line follows the unique process steps for this particular order, according to the programming done earlier.

○	As each board moves through, we collect data each step of the way to understand part performance, machine performance, and process performance. This memory is what allows the platform to bring experience from one job to predict the next.

●	(b) QA

○	Boards are automatically inspected after each step to localize issues and try to ensure there's no cascade of defects.

●	(c) Shipping

○	Finally, the board is shipped to the customer. The whole process takes days, not weeks.

○	And that's basically the story of the digital thread and automation.

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I want to take a pause here to show you a feature unique to the Tempo platform. Way before there's any physical part in hand - in - fact, as soon as a customer uploads their data, back when we were interpreting their design files - we created a realistic rendered image of what we intend to produce.

It's a bit like “print preview.”

On top of that, we overlay information throughout the process, connecting data from that digital thread onto this view, making it easy for us, and the customer, to see what's going on, right in the context of their design.

So we don't just tell them which parts are difficult to source right now - we show them.

We can also use our visualizer to understand details of a manufacturing issue that came up and was resolved during production.

Even more interesting, you see the history of that part's performance across several builds, which begins to reveal the depth of data we've been collecting.

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Let's take a step back and look at the bigger picture.

First, let's acknowledge that this industry is ripe for digitization. There's no amount of manual power that can compete with an automated platform that connects processes across disciplines, bridges gaps, and minimizes regrettable processing errors. The fact is, Tempo's already got that implemented and running today.

But, what's more exciting is that we're moving even further forward.

Starting with that connected, automated platform, we can move far past reliance on human intuition, creating a system resilient against workforce changes and knowledge aging out.

The Tempo platform is central to driving a virtuous data cycle. With each successive customer order, we collect more information on a broader range of parts and designs, which deepens the experience in the system.

As of today, we've seen over 17 thousand designs and delivered approximately 180 thousand boards. We caught 4.5 thousand design issues before they got to production. We've seen 61 thousand unique parts across 50 million placements. Our acquisitions bring us even more of an opportunity for data. Integrating those with our platform, we expect to have experienced over 140 million placements by the end of next year.

All this data is fuel for machine learning, improving our models, and driving ever-improving results.

You combine the acquisition strategy with the tech strategy and you get a difference in kind, not just a difference in scale.

We started with our platform for software-driven manufacturing, and now the data informs manufacturing-driven software.

And because all of this runs in a distributed cloud-based computing system, what started in our San Francisco pilot factory is portable and applicable to other facilities. What's learned in one factory is quickly shared with the rest. Factories, running on the platform, benefit from mutual, shared experience.

We've designed the Tempo platform to not just inform our factories, we're scaling it to transform our industry.

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With that, I’d like to hand things back over to Joy.

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Joy Weiss, President and Chief Executive Officer, Tempo Automation: Thanks Jeff. The platform that Jeff described underpins our growth strategy. It gives us the differentiation we need to grow organically, and also provides a platform for integration of any companies that we acquire.

Our ability to harness technology-based synergy transcends the financial benefits of M&A, giving us new services to offer our customers. Most importantly, with each acquisition, we get a step function of new data to drive our AI which completes the virtuous cycle back to the customer.

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We see a tremendous opportunity to take the digital marketing engine we have built at Tempo and apply it to our much expanded customer base of roughly seven thousand pro forma customers post-close of the potential business combination with ACE. With our persona driven messaging, we can reach the key stakeholders in every account. And the Tempo customer portal experience will provide a refreshing boost to the customer experience, which makes the Tempo portal an electrical engineer’s best friend. From a sales perspective, most of our competitors take a transactional approach to winning business. We have built a relationship management sales motion that anticipates the entire product development cycle. As you can see from these examples, we have managed to grow substantially in accounts where there is still considerably more share of wallet to gain.

Our growth plans contemplate expanding our footprint in existing customers, and continuing to build new account relationships.

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We expect that the combination of Tempo, Advanced Circuits, and Whizz will bring together key vertical capabilities that will enhance the experience for all of our customers.

Notably, Advanced Circuits - which is currently one of Tempo’s suppliers - is a premier fabricator of printed circuit boards. Control over the timing and cost of this key element of the finished product will be a boost to our end-to-end offering. Also, our product team already has plans to adapt the software we have put in place for assembly to encompass the fabrication process as well.

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Whizz also brings outsourced design services and international on-demand volume production capabilities into the family, which will allow us to seamlessly transition customers throughout their lifecycle from prototype through on-demand production.

When we put all of these pieces together with our technology platform, there is a strong virtuous cycle that occurs. On the top line, the improved, web-based customer experience is expected to attract more and more customers to the business. On the bottom line, the automation from quote to delivery will be impactful. But, as Jeff alluded to in his presentation, the gold mine of data that could be unlocked through the potential combination is as valuable to our competitive moat as these top and bottom line technology-enabled benefits.

These first two acquisitions are expected to only be the beginning of our journey as a preferred acquirer in the sector, and I will turn it over to Ryan to dive a little deeper on that front and then segue to the financials.

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Ryan Benton, Chief Financial Officer, Tempo Automation: Thanks Joy. Hello everyone. My name is Ryan Benton and I'm the CFO of Tempo Automation. I am excited to be here today to talk about Tempo and the potential business combination. As to my background, I have been a public company CFO multiple times and I am excited for the opportunity to enter the public markets again with Tempo. I have a good bit of M&A experience and so I have to say that I am particularly proud of how the team has executed on this transaction.

This slide shows the funnel of M&A activity that we built when we started this process in March of this year. As we started, we identified a couple billion dollars-worth of potential M&A opportunities. Ultimately, we had substantive contact with ten companies representing an estimated $750 million in 2020 sales and we selected two of those targets to combine with based upon strategic fit, culture, and overall company performance.

As Joy has said, the state of this market is amazingly fragmented, with increasing product complexity and a highly experienced workforce aging out of the business. There is a massive opportunity which we are poised to take advantage of in multiple ways. With our technology, end-to-end service offering, and seasoned M&A know-how, we expect to have an abundance of strategic, inorganic growth opportunities. We intend to act on them in a disciplined manner, however, ensuring that targets are significantly accretive as well as strategic and cultural fits.

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We estimate that we should be able to add $300 million, and perhaps even up to $500 million of additional revenue through acquisitions during the next three to four years, which would give us a projected implied EBITDA of over $200 million in 2025.

Now let's talk, in a little more detail, about the two companies we expect to acquire as part of this transaction.

Advanced Circuits, or AC as it’s known, is a subsidiary of Compass AC Holdings, which is itself a subsidiary of Compass Diversified, a public private-equity group. AC is a valued vendor of Tempo’s, providing high-quality circuit boards. AC brings close to $90 million in annual sales and is very profitable. AC has three manufacturing facilities that provide a breadth of capabilities.

AC itself grew its business organically and through acquisitions. AC is a well-run company which brings a strong book of business, an excellent brand and reputation, some compelling technology capabilities and an exceptional group of employees.

We are really excited about the synergies this vertical integration acquisition can create. More on that in a bit.

Whizz Systems is a private company headquartered in Silicon Valley. Combining with Whizz would further expand our footprint and capabilities. Whizz brings design resources and low-cost offshore manufacturing capabilities to complement Tempo and AC’s capabilities. Whizz boasts a longstanding relationship with a leading semiconductor company wherein they design and assemble evaluation boards used for both their internal design engineers to debug new chips as well as fulfillment to the end-customers by Whizz’s low-cost, off-shore manufacturing in Malaysia. This model works really well for Whizz, and we plan to devote marketing and sales resources to replicate it with other semiconductor and technology companies, including many of the blue chip companies Tempo and AC currently serve.

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Like AC, Whizz is also very profitable and brings a great group of employees.

As Joy discussed, the combination of the three companies is expected to create a unique end-to-end service offering that would form the perfect foundation to overlay our technology and create a platform to support integration of additional acquisitions.

Now let's take a closer look at the transaction details.

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This slide gives you the particulars of the transaction.

●	The transaction reflects an implied estimated post-transaction equity value, of the combined company, of approximately $919 million based upon current assumptions. The proceeds will be utilized to complete the acquisitions of Advanced Circuits and Whizz, provide cash to the balance sheet, and pay transaction fees.

●	The transaction contemplated would provide $391 million in gross cash proceeds to the company consisting of $230 million from cash in trust by ACE, assuming no redemptions by ACE’s public shareholders, and $161 million from other financing sources.

●	The $230 million cash held in trust by ACE, is supported by up to $95 million worth of backstop arrangements against potential redemptions. This is comprised of up to $25 million by affiliates of ACE Equity Partners, and up to $70 million as part of the Structural Capital and SQN Venture Partners senior term debt facility.

The other expected financing sources include:

●	$82 million fully committed concurrent common stock PIPE financing anchored by Point72 Ventures Investments and affiliates of ACE Equity Partners with participation from other top institutional investors Firsthand Funds and Lux Ventures;

●	$25 million in convertible note financing, provided by ACE Equity Partners; and

●	$54 million in net proceeds from the senior term debt facility from Structural Capital and SQN Venture Partners.

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Now let’s talk about the numbers in depth. This slide shows our projected top-line sales, starting with how we expect the current year to land and the forecast through 2025, along with the corresponding estimated EBITDA margins.

As we look to 2022 top-line, we have confidence in these numbers. We are investing now to lay the foundation for significant organic and inorganic growth:

●	We are building out the sales team;

●	We are working to solidify numerous strategic customer relationships via master service agreements;

●	We are adding necessary infrastructure to deal with the new realities of the global supply chain; and

●	We are implementing backbone ERP infrastructure to support onboarding multiple locations and multiple acquisition targets.

In addition to creating a differentiated platform in the industry, this potential business combination presents a unique and tangible opportunity for immediate synergies. By vertically integrating, there will be cost and revenue synergies. On an EBITDA basis, we expect to start out our public life as a profitable company, generating free cash flow. Even with significant investments in research and development, we see this business getting to low 30s percent EBITDA at scale. I will give a bit more color on how we expect to get there in the upcoming slides.

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This chart shows the composition of Non-GAAP COGS and Gross Margin percentage. A few highlights to note:

With Direct Materials, we expect to get several margin points improvement right away by insourcing much of Tempo’s PCB board purchases to AC’s fabs. In addition to cost savings, having control of this critical supply and its associated lead times provides customer benefits as well.

With respect to overhead, we assume we will be adding direct overhead in 2022. As the top-line grows, and we realize what amounts to blocking-and-tackling savings, we expect to get into a respectable neighborhood of approximately 50% gross margin in 2023. With the further deployment of Tempo’s technology vision and additional scale, we project to get to just shy of 60% gross margin by 2025.

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And last but not least, our technology roadmap is expected to radically improve our cost model. There are some great things on the roadmap that present significant savings opportunities in terms of manufacturing efficiency which have the ability to really change the math in a profound way and provide additional avenues for the realization of cost savings.

This chart shows operating expenses by category and as a percentage of sales. Note that it excludes non-cash stock-based compensation.

We project SG&A starting out in 2022 at 25% of sales and ultimately getting to below 20%. Initially this is split pretty evenly between Sales & Marketing vs. G&A.

We expect to increase the combined Sales & Marketing spend of the new company in 2022 to a level we think appropriate for us to execute on our plans and take advantage of what we see as huge revenue synergy opportunities. G&A is expected to increase in 2022 as we add significant public company costs, however this is expected to be offset by some of the initial synergies from the transactions. So over time, Sales & Marketing should trend to a higher and higher percentage of the SG&A spend.

And of course, we are a tech-driven company, so with respect to R&D, we plan to make a notable reinvestment of some of our improved margins into increased R&D spending.

So, at scale, we expect operating expenses to get to and stay at about 27% to 28% of sales.

This chart shows the net result of our forecasts of non-GAAP operating margins and expenses and bridges over time. I will highlight that this chart does include a couple of large non-cash items. It has stock based compensation, which is assumed to be 3% to 4% of sales, and depreciation and amortization, which is also about 4% of sales initially, but over time drops to 2% of sales.

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With those caveats behind us, you can see that we are projecting a 6.5% operating margin in FY21. The gross margin improvements and operating expense leverage will help drive us to a projected roughly 20% operating margin in FY23.

As we forecast beyond FY23, we expect leverage from additional scale and the furtherance of our technology to get us close to 30% operating margins.

Note that these figures do not reflect any opportunity of the accretive impact of additional M&A.

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And finally, here’s a summary that provides a good calibration of the key financial metrics, with the notable addition of unlevered free cash flow, on the bottom right.

Highlighting this point again, we expect to start out our public company life free cash flow positive, which is a nice place to be. These projections do assume about $10 million of capex a year, a sizable investment for this industry. Once again, these figures also do not include the potential impact of additional acquisitions.

To summarize, this business combination would create a business with solid financial footing poised for technology-based profitable sustainable growth.

And with that, I will turn it over to Behrooz.

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Behrooz Abdi, Chairman and CEO, ACE Convergence Acquisition Corp.: So, to recap the company highlights:

Tempo's software, combined with its vertically integrated manufacturing has created a new level of customer experience, as evidenced by a broad customer base. This platform, along with a strategy of land-and-expand at top tier customers, has been behind an impressive 90%+ revenue CAGR for the company from 2016 to 2020.

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If the transaction closes in 2022, we'll be in the midst of an expected 23% revenue CAGR with focus on growing to $220 million in 2023. At the same time, we expect EBITDA to be growing at an impressive 80% 2021 to 2023 CAGR, towards an expected $58 million in 2023.

As impressive as Tempo’s historical growth has been, we are even more excited about additional growth that could be realized by this business combination as well as the inorganic growth that would be enabled by Tempo's software platform.

To determine valuation, we compared Tempo based on market size, growth potential, and EBITDA.

Since there are really no direct comparables to the company, in order to reach an appropriate valuation, we benchmarked the company against three sets of comparable companies: Digital Manufacturing, Advanced Manufacturing, and Software. Tempo, in a way, operates at the intersection of all three.

The leading companies listed here span multiple business models, and manufacturing technologies, but none of them address electronic systems and certainly not PCB fabrication and assembly. This makes Tempo not only unique in the space, but also has it going after one of the largest total addressable markets out there.

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Here, we compare Tempo based on the two key metrics of growth rate, and EBITDA.

Looking at growth rate, Tempo is within the region of fast growing, nascent, Digital Manufacturing leaders, and is expected to be profitable on the first day of being listed as a public company, as compared to many of the high growth companies on this chart.

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In fact, in terms of EBITDA, it is expected to be in the upper sector, similar to leading software and EDA companies. This is all the while expecting R&D investment to increase meaningfully, to fuel the virtuous cycle of scale through consolidation and data collection that Joy, Jeff and Ryan articulated earlier in the presentation.

Once you layer in the inorganic growth potential of Tempo, powered by its underlying automation platform, we recognize the true scarcity of the company in the broader intelligent manufacturing space.

Starting with revenue, at a $936 million pro forma enterprise value, Tempo's expected multiple in 2023, the first full year of combined operation with AC and Whizz Systems, is expected to be well below the median of all three sets of comparable companies, which is even more pronounced, considering the much larger TAM that the company is addressing.

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And finally, with regards to EBITDA, which takes into account the operational performance of the companies, we see how Tempo pulls further away from its Digital Manufacturing comps who will have to invest heavily for growth, as opposed to Tempo's capital-light, vertically integrated platform, which funds profitable growth much more efficiently. In fact, some of these companies are several quarters, or even years, away from break-even.

We also see that Tempo's forecasted multiples are roughly half of Advanced Manufacturing comps. This is again thanks to Tempo's automation platform, as well as its On Demand business model, which enable faster turns and more capital efficiency.

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In summary, we believe that our proposed initial valuation presents a very attractive investment opportunity, with tremendous long-term potential.

That pretty much wraps up our formal presentation. I'd like to thank you for your attention and certainly look forward to having great quality investors join us on this next step of the journey.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”), and ACE Convergence Acquisition Corp. (“ACE”), including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2020 (the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021 and subsequently amended on May 6, 2021 (the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

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Additional Information and Where to Find It

In connection with the Potential Business Combination, ACE will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of ACE’s ordinary shares in connection with ACE’s solicitation of proxies for the vote by ACE’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Potential Business Combination. ACE will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at www.acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

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Participants in Solicitation

ACE and Tempo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the Proposed Business Combination. Information about ACE’s directors and executive officers and their ownership of ACE’s securities is set forth in ACE’s filings with the SEC, including the Form 10-K. To the extent that holdings of ACE’s securities have changed since the amounts printed in the Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This document shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of ACE, the combined company or Tempo, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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